SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

TECHSYS, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

87873J 109
(CUSIP Number)

August 2, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/__/	Rule 13d-1(b)

/X/	Rule 13d-1(c)

/__/	Rule 13d-1(d)

        1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No.     87873J 109                13G

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)              FUEL CELL COMPANIES, INC.

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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a)  /___/
                                                                                                (b)  /___/
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      3        SEC USE ONLY

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      4        CITIZENSHIP OR PLACE OF ORGANIZATION                                                 NEVADA

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 NUMBER OF              5       SOLE VOTING POWER                                                  780,000

  SHARES                   ----------- --------------------------------------------------------------------------------

BENEFICIALLY            6       SHARED VOTING POWER                                                      0

 OWNED BY                  ----------- --------------------------------------------------------------------------------

  EACH                  7       SOLE DISPOSITIVE POWER                                             780,000

 REPORTING                 ----------- --------------------------------------------------------------------------------

  PERSON                8       SHARED DISPOSITIVE POWER                                                 0

   WITH
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                        780,000

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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES*                                                                        /__/

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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                       16.6%

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     12        TYPE OF REPORTING PERSON*                                                                CO

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* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 6 pages

Item 1(a).	Name of Issuer:

TechSys, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

147 Columbia Turnpike - Suite 109 Florham Park, New Jersey 07932

Item 2(a).	Name of Person Filing:

Fuel Cell Companies, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

276 Belmont Place Mahwah, New Jersey 07430

Item 2(c).	Citizenship:

Nevada corporation

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

87873J 109

Item 3.	If This Statement is Filed Pursuant to Ruel 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	/__/	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/__/	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/__/	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/__/	Investment company registered under Section 8 of the Investment Company Act.

(e)	/__/	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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(f)	/__/	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/__/	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	/__/	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/__/	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/__/	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

780,000

(b)	Percent of class:

16.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

780,000

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

780,000

(iv)	Shared power to dispose or to direct the disposition of

0

Page 4 of 6 pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 29, 2001

FUEL CELL COMPANIES, INC.

MALCOLM BRICKLIN
By:_________________________________
Name: Malcolm Bricklin Title: Chief Executive Officer

Page 6 of 6 pages